AlphaMark Investment Trust

October 6, 2014

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	AlphaMark Investment Trust
File No. 811-22213
Response to Staff's Comments on Form N-CSR for Fiscal Year Ended August 31, 2013

Ladies and Gentlemen:

Mr. Chad Eskildsen of the Commission's staff recently contacted us to provide comments with respect to the Form N-CSR of AlphaMark Investment Trust (the "Trust") for the fiscal year ended August 31, 2013.  The comment and the Trust's response are set forth below:

1.  The summary prospectuses for the AlphaMark Large Cap Growth Fund and the AlphaMark Small Cap Growth Fund list an incorrect website address for obtaining additional information about each Fund.  Please correct the website addresses to comply with the requirements of Rule 498(b)(1)(v)(A).

RESPONSE:  The Trust will modify the legend on the cover page of each Summary Prospectus to read as follows:

Before you invest, you may want to review the Fund's Prospectus and Statement of Additional Information ("SAI"), which contain more information about the Fund and its risks. You can find the Fund's Prospectus, SAI and other information about the Fund online at www.gofilepoint.com/alphamark?advisorid=350228. You can also get this information at no cost by calling (866) 420-3350 or by sending an email request to fundinfo@ultimusllc.com. The current Prospectus and SAI, dated December 30, 2013, are incorporated by reference into this Summary Prospectus.

We acknowledge that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in Trust filings;
•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and
•	the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your comments.  Please contact the undersigned at 513/587-3406 if you have any questions.

Very truly yours,

/s/ Wade R. Bridge

Wade R. Bridge
Secretary